THE HABIT RESTAURANTS, INC.

17320 Red Hill Avenue

Suite 140

Irvine, CA 92614

November 17, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Habit Restaurants, Inc.

Registration Statement on Form S-1 (File No. 333-199394)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, The Habit Restaurants, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-199394), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on November 19, 2014, or as soon thereafter as practicable. The Company hereby authorizes Carl Marcellino and Michael Pilo of Ropes & Gray LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	it is the Staff’s position that the Registrant may not assert the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Please notify Carl Marcellino of Ropes & Gray LLP, counsel to the Company, at (212) 841-0623 as soon as the Registration Statement has been declared effective.

Very truly yours,

THE HABIT RESTAURANTS, INC.

By:	/s/ Russell Bendel
Russell Bendel
Chief Executive Officer